SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                             SCHEDULE 13G


               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. 3 )*

                    THERMADYNE HOLDINGS CORPORATION
----------------------------------------------------------------------
                           (Name of Issuer)

                Common Stock, par value $.01 per share
----------------------------------------------------------------------
                    (Title of Class of Securities)

                               88343510
              ------------------------------------------
                            (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 88343510          SCHEDULE 13G          Page 2 of 4 Pages


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          WHIPPOORWILL ASSOCIATES, INC.
          13-3595884

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (see instructions)     (b)  [ ]

3   SEC USE ONLY

4   CITZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES                -0-

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH            1,562,664

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH              -0-

                 8  SHARED DISPOSITIVE POWER

                         1,562,664

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,562,664

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          14.1%

12  TYPE OF REPORTING PERSON (See Instructions)

          IA, CO

                                                  Page 3 of 4 Pages

          This Amendment No. 3 amends the statement on Schedule 13G (the "Schedule 13G") filed on April 14, 1994, as amended by Amendment No. 1 thereto filed on February 14, 1996 and Amendment No. 2 filed thereto on January 31, 1997, by Whippoorwill Associates, Inc., ("Whippoorwill"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Thermadyne Holdings Corporation, and is being filed pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended. The Common Stock reported in this Schedule 13G as beneficially owned by Whippoorwill as of December 31, 1997 is held in Whippoorwill's client accounts and the filing of this
Schedule 13G shall not be construed as an admission that Whippoorwill (or any of its principals) is, for purposes of Section 13 of the Act, the beneficial owner of such securities.

          Item 4 of the Schedule 13G is amended to read in its entirety as follows:

          Item 4. Ownership
                  ---------

          (a) Amount Beneficially Owned: 1,562,664 shares

          (b) Percent of Class: 14.1%

          (c) Number of shares as to which the person has:

               (i)   sole power to vote or to direct the vote: -0-

               (ii)  shared power to vote or to direct the vote:
                     1,562,664

               (iii) sole power to dispose or to direct the
                     disposition of: -0-

               (iv) shared power to dispose or to direct the disposition of: 1,562,664

          Item 10 of the Schedule 13G is amended to read in its entirety as follows:

          Item 10. Certification
                   -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                  Page 4 of 4 Pages

                               SIGNATURE
                               ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 1998

                                  WHIPPOORWILL ASSOCIATES, INC.


                                  By:
                                     /s/ Pamela M. Lawrence
                                     -----------------------------
                                     Name:   Pamela M. Lawrence
                                     Title:  Managing Director